SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 4)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

RIGHTSIDE GROUP, LTD.

(Name of Subject Company)

RIGHTSIDE GROUP, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Rick Danis

General Counsel

Rightside Group, Ltd.

5808 Lake Washington Blvd. NE, Suite 300

Kirkland, WA 98033

(425) 298-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Jeana S. Kim, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2017 (as previously filed with the SEC and as subsequently supplemented and amended, the “Schedule 14D-9”) by Rightside Group, Ltd., a Delaware corporation (“Rightside”), relating to the tender offer (the “Offer”) by DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated June 27, 2017 (as previously filed with the SEC and as subsequently supplemented and amended, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Rightside at a price of $10.60 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, as amended and supplemented, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

The section of Item 8 captioned “ICANN Approval” is hereby amended and restated as follows:

ICANN Approval. Pursuant to the terms of the Merger Agreement, the consummation of the Offer is conditioned on, among other things, the Company providing applicable advance notice to the Internet Corporation for Assigned Names and Numbers (“ICANN”), and ICANN not having expressly denied or withheld its consent to the transaction by the applicable time periods set forth in the Company’s registry agreements with ICANN. On June 14, 2017 the Company provided the applicable advance notice to ICANN, and the Company and Parent received notice of ICANN’s express consent to the transactions on July 15, 2017. Accordingly, the condition to the Offer relating to ICANN not expressly denying or expressly withholding its consent to transaction has been satisfied.

Item 9. Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)*	Joint Press Release, dated July 17, 2017, entitled “Rightside and Donuts Announce ICANN Consent”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIGHTSIDE GROUP, LTD.

By:	/s/ Taryn J. Naidu
Taryn J. Naidu
Chief Executive Officer

Dated: July 17, 2017